Afya Limited

Unaudited interim condensed

consolidated financial statements

June 30, 2026

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of June 30, 2026 and December 31, 2025

(In thousands of Brazilian reais)

	Notes	June 30, 2026	December 31, 2025
Assets		(unaudited)
Current assets
Cash and cash equivalents	4	1,006,490	1,125,381
Trade receivables	5	819,716	717,373
Recoverable taxes		31,954	13,429
Income taxes recoverable		26,522	23,046
Other assets	7	65,509	62,947
Total current assets		1,950,191	1,942,176

Non-current assets
Trade receivables	5	32,988	34,985
Deferred tax assets	19	7,299	12,552
Other assets	7	116,149	125,480
Investment in associate	8	54,962	46,518
Property and equipment	9	701,624	711,485
Right-of-use assets	11.2.2	887,580	896,758
Intangible assets	10	5,575,840	5,587,980
Total non-current assets		7,376,442	7,415,758
Total assets		9,326,633	9,357,934

Liabilities
Current liabilities
Trade payables		145,985	123,581
Loans and financing	11.2.1	126,364	60,668
Lease liabilities	11.2.2	57,630	55,772
Accounts payable to selling shareholders	11.2.3	55,780	110,640
Advances from customers		104,313	158,035
Dividends payable	14	762	192
Labor and social obligations		252,923	217,526
Taxes payable		35,348	36,043
Income taxes payable		98,629	112,638
Other liabilities		8,134	8,946
Total current liabilities		885,868	884,041

Non-current liabilities
Loans and financing	11.2.1	1,921,531	1,993,599
Lease liabilities	11.2.2	1,012,662	1,009,974
Accounts payable to selling shareholders	11.2.3	296,768	329,957
Taxes payable		73,070	77,487
Income taxes payable	19	50,012	-
Provision for legal proceedings	20	116,451	128,220
Other liabilities		41,451	43,471
Total non-current liabilities		3,511,945	3,582,708
Total liabilities		4,397,813	4,466,749

Equity	14
Share capital		17	17
Additional paid-in capital		2,295,632	2,320,422
Treasury shares		(410,431)	(306,010)
Share-based compensation reserve		222,056	202,815
Retained earnings		2,781,312	2,634,552
Equity attributable to the owners of the Company		4,888,586	4,851,796
Non-controlling interests		40,234	39,389
Total equity		4,928,820	4,891,185
Total liabilities and equity		9,326,633	9,357,934

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais, except for earnings per share information)

		Three-month periods ended		Six-month periods ended
	Notes	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	16	972,097	919,400	1,984,809	1,855,760
Cost of services	17	(373,387)	(342,707)	(688,036)	(625,346)
Gross profit		598,710	576,693	1,296,773	1,230,414

Selling, general and administrative expenses	17	(286,339)	(276,376)	(574,000)	(541,318)
Allowance for expected credit losses	17	(20,245)	(16,495)	(38,088)	(33,053)
Other income		8,609	3,728	13,480	6,234
Other expenses		(2,873)	(2,322)	(6,703)	(4,522)

Operating income		297,862	285,228	691,462	657,755

Finance income	18	41,077	40,997	94,374	84,478
Finance expenses	18	(140,016)	(135,806)	(287,663)	(274,281)
Net finance result		(98,939)	(94,809)	(193,289)	(189,803)

Share of profit of equity-accounted investee, net of tax	8	4,355	3,591	9,322	7,876

Income before income taxes		203,278	194,010	507,495	475,828

Income taxes expenses	19
Current		(4,607)	(35,635)	(39,185)	(67,563)
Deferred		2,623	18,167	(5,253)	25,313

Net income		201,294	176,542	463,057	433,578

Other comprehensive income		-	-	-	-

Total comprehensive income		201,294	176,542	463,057	433,578

Net income / total comprehensive income attributable to:
Owners of the Company		197,118	172,332	454,137	424,331
Non-controlling interests		4,176	4,210	8,920	9,247
		201,294	176,542	463,057	433,578

Basic earnings per common share	15	2.22	1.90	5.10	4.69
Diluted earnings per common share	15	2.21	1.88	5.06	4.64

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais)

		Equity attributable to the owners of the Company
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2025		17	2,344,521	(273,955)	187,497	2,011,875	4,269,955	40,628	4,310,583
Net income		-	-	-	-	424,331	424,331	9,247	433,578
Total comprehensive income		-	-	-	-	424,331	424,331	9,247	433,578
Share-based compensation	13	-	-	-	12,520	-	12,520	-	12,520
Restricted stock units transferred under the share-based compensation plan		-	(17,764)	12,879	-	-	(4,885)	-	(4,885)
Treasury shares transferred to executives from exercise of stock options		-	(5,978)	30,227	-	-	24,249	-	24,249
Dividends declared		-	-	-	-	(129,784)	(129,784)	(9,473)	(139,257)
Balances at June 30, 2025 (unaudited)		17	2,320,779	(230,849)	200,017	2,306,422	4,596,386	40,402	4,636,788

Balances at January 1, 2026		17	2,320,422	(306,010)	202,815	2,634,552	4,851,796	39,389	4,891,185
Net income		-	-	-	-	454,137	454,137	8,920	463,057
Total comprehensive income		-	-	-	-	454,137	454,137	8,920	463,057
Share-based compensation	13	-	-	-	19,241	-	19,241	-	19,241
Treasury shares repurchase	14	-	-	(133,011)	-	-	(133,011)	-	(133,011)
Restricted stock units transferred under the share-based compensation plan		-	(22,190)	16,088	-	-	(6,102)	-	(6,102)
Treasury shares transferred to executives from exercise of stock options		-	(2,600)	12,502	-	-	9,902	-	9,902
Dividends declared	14	-	-	-	-	(307,377)	(307,377)	(8,075)	(315,452)
Balances at June 30, 2026 (unaudited)		17	2,295,632	(410,431)	222,056	2,781,312	4,888,586	40,234	4,928,820

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais)

	Notes	June 30, 2026	June 30, 2025
		(unaudited)	(unaudited)
Operating activities
Income before income taxes		507,495	475,828
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	17	183,645	186,453
Write-off of property and equipment	9	1,085	536
Write-off of intangible assets	10	104	81
Allowance for expected credit losses	5, 17	38,088	33,053
Share-based compensation expenses	17	19,241	12,520
Net foreign exchange differences		2,365	2,049
Accrued interest	18	169,664	158,613
Accrued interest on lease liabilities	11.2.2, 11.5, 18	62,495	59,727
Share of profit of equity-accounted investee, net of tax	8	(9,322)	(7,876)
Provision (reversal) for legal proceedings		(25,942)	2,656

Changes in assets and liabilities
Trade receivables	5	(138,434)	(111,519)
Recoverable taxes		(22,001)	(16,395)
Other assets	7	24,389	(5,641)
Trade payables		22,404	6,241
Taxes payable		(6,688)	(743)
Advances from customers		(53,722)	(52,185)
Labor and social obligations		35,397	37,085
Provision for legal proceedings	20	(3,447)	-
Other liabilities		(1,269)	2,498
		805,547	782,981
Income taxes paid		(7,708)	(11,385)
Net cash flows from operating activities		797,839	771,596

Investing activities
Acquisition of property and equipment	9	(41,003)	(81,617)
Acquisition of intangibles assets	10	(78,960)	(103,455)
Dividends received	8	878	8,803
Acquisition of assets and subsidiaries, net of cash acquired	11.2.3	(81,675)	(81,463)
Payments of interest		-	(14,536)
Net cash flows used in investing activities		(200,760)	(272,268)

Financing activities
Payments of principal of loans and financing	11.5	(5,254)	(1,543)
Payments of interest	11.2.3, 11.5	(178,721)	(110,399)
Payments of principal of lease liabilities	11.2.2, 11.5	(27,273)	(24,222)
Payments of interest of lease liabilities	11.2.2, 11.5	(64,366)	(58,793)
Treasury shares repurchase	14	(133,011)	-
Proceeds from exercise of stock options		9,902	24,249
Dividends paid	11.5, 14	(314,882)	(138,479)
Net cash flows used in financing activities		(713,605)	(309,187)
Net foreign exchange differences		(2,365)	(2,049)
Net increase (decrease) in cash and cash equivalents		(118,891)	188,092
Cash and cash equivalents at the beginning of the period	4	1,125,381	911,015
Cash and cash equivalents at the end of the period	4	1,006,490	1,099,107

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1.	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”).

The Company is formed by a network of higher education and post-graduate institutions, focused on medical schools, under the regulations of the Ministry of Education (“MEC”). The Company also provides other educational services that comprise the development and sale of electronically distributed educational courses on medical science and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinical decisions through mobile app subscription, delivering practice management tools through a SaaS (Software as a Service) model and supporting the patient-physician relationship.

Acquisition in 2025

On May 7, 2025, Afya Participações S.A. (“Afya Brazil”) acquired 100% of the total share capital of Faculdade Masterclass Ltda. (“FUNIC”), located in the city of Contagem, in the metropolitan area of Belo Horizonte, the capital of the State of Minas Gerais. The acquisition contributed 60 medical school seats to Afya. FUNIC started its operations in the second semester of 2025.

The aggregate purchase price was R$100,000. The price and payment conditions were: (i) R$60,000, net of the estimated Net Debt, paid in cash on May 7, 2025 and presented in “Acquisition of assets and subsidiaries, net of cash acquired” in the consolidated statements of cash flows; and (ii) R$40,000 payable in three equal annual installments adjusted by 100% of the Brazilian interbank interest rate (“CDI”). FUNIC’s installments are not contingent consideration and therefore are not included in the fair value disclosure. The time value on the deferred installments were recognized as finance expense using the effective interest rate method.

The acquisition includes a potential additional payment for up to 60 medical school seats, contingent upon regulatory approval. If approved by MEC within 36 months from the closing date, an additional payment of R$1,000 per approved seat will become payable. Afya Brazil does not have a legal or constructive obligation at the acquisition date or at any reporting date. Upon approval, the additional seats will give rise to additional licenses, which will be recognized and measured at that time, together with the recognition of the related liability.

Management assessed the aspects of such transaction in accordance with IFRS 3 - Business Combinations and applied the optional ‘concentration test’, designed to simplify the evaluation of whether an acquired set of activities and assets is not a business. Since substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset, Management concluded that the transaction does not fall under the definition of a business, but an acquisition of assets, which were measured on initial recognition at cost allocated to identifiable assets and liabilities on a relative fair value basis.

The valuation techniques used to licenses with indefinite useful life, which were the most representative asset acquired, were the With-and-without method, which consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

2.	Material accounting policies

2.1 Basis of preparation

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and in the basis that it will continue to operate as a going concern.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial investment and contingent consideration that have been measured at fair value (see Notes 7 and 11.2, respectively).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2025.

The primary source of Afya’s revenue is from its interest on the operational companies in Brazil. As result, the Brazilian Real has been determined as the Company’s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements were approved for issuance by the Board of Directors on August 13, 2026.

2.2 Basis of consolidation

The table below presents a list of the Company’s subsidiaries, associate and financial investment:

				Direct and indirect interest
Name	Main activities	Location	Investment type	June 30, 2026	December 31, 2025
				(unaudited)
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	75%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine undergraduate degree program	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde Ltda. (“FCMPB”)	Medicine undergraduate degree program	João Pessoa - PB	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	100%
Instituição Baiana de Ensino Superior Ltda. (“IBES”)	Undergraduate degree programs	Salvador - BA	Subsidiary	100%	100%
SESSA - Sociedade de Educação Superior do Semi-Árido Ltda. (“SESSA”)	Undergraduate degree programs	Ribeira de Pombal - BA	Subsidiary	100%	100%
Faculdade Masterclass Ltda. (“FUNIC”) (i)	Undergraduate degree programs	Contagem - MG	Subsidiary	100%	100%
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%
Marisa.Care Ltda. (“Marisa Care”) (ii)	Healthcare AI agents and workflow automations	Belo Horizonte - MG	Financial investment	2.38%	-

(i) See Note 1.

(ii) See Note 7.

2.3 Changes in accounting policies and disclosures

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

New standards, interpretations and amendments issued and adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2025. Certain amendments apply for the first time in 2026, but do not have significant impact on the Company’s unaudited interim condensed consolidated financial statements. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3.	Segment information

The Company has three reportable segments as follows:

• Undergraduate, previously denominated Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

• Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

• Medical practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated based on the three reportable segments.

The tables below present assets and liabilities information for the Company’s operating segments as of June 30, 2026 and December 31, 2025:

As of June 30, 2026 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment balances)	Total

Total assets	8,911,969	261,674	159,510	9,333,153	(6,520)	9,326,633
Current assets	1,762,175	105,129	89,407	1,956,711	(6,520)	1,950,191
Non-current assets	7,149,794	156,545	70,103	7,376,442	-	7,376,442

Total liabilities and equity	8,911,969	261,674	159,510	9,333,153	(6,520)	9,326,633
Current liabilities	645,262	124,429	122,697	892,388	(6,520)	885,868
Non-current liabilities	3,403,363	82,396	26,186	3,511,945	-	3,511,945
Equity	4,863,344	54,849	10,627	4,928,820	-	4,928,820

Other disclosures
Investment in associate (i)	54,962	-	-	54,962	-	54,962
Capital expenditures (ii)	49,527	26,538	43,898	119,963	-	119,963

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisition of property and equipment and intangible assets.

As of December 31, 2025	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment balances)	Total

Total assets	8,959,964	245,697	166,238	9,371,899	(13,965)	9,357,934
Current assets	1,765,066	92,221	98,854	1,956,141	(13,965)	1,942,176
Non-current assets	7,194,898	153,476	67,384	7,415,758	-	7,415,758

Total liabilities and equity	8,959,964	245,697	166,238	9,371,899	(13,965)	9,357,934
Current liabilities	689,074	113,729	95,203	898,006	(13,965)	884,041
Non-current liabilities	3,474,357	84,581	23,770	3,582,708	-	3,582,708
Equity	4,796,533	47,387	47,265	4,891,185	-	4,891,185

Other disclosures

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Investment in associate (i)	46,518	-	-	46,518	-	46,518
Capital expenditures (ii)	180,611	30,499	13,962	225,072	-	225,072

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisition of property and equipment and intangible assets for the six-month period ended June 30, 2025.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present the statements of income for the Company’s operating segments for the six-month periods ended June 30, 2026 and 2025:

June 30, 2026 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,762,181	137,334	85,294	1,984,809	-	1,984,809
Inter-segment	-	6,520	-	6,520	(6,520)	-
Revenue	1,762,181	143,854	85,294	1,991,329	(6,520)	1,984,809
Cost of services	(605,715)	(59,111)	(29,730)	(694,556)	6,520	(688,036)
Gross profit	1,156,466	84,743	55,564	1,296,773	-	1,296,773
SG&A expenses						(574,000)
Allowance for expected credit losses						(38,088)
Other income						13,480
Other expenses						(6,703)
Operating income						691,462
Finance income						94,374
Finance expenses						(287,663)
Share of profit of equity-accounted investee, net of tax						9,322
Income before income taxes						507,495
Income taxes expenses						(44,438)
Net income						463,057

June 30, 2025 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,641,501	136,272	77,987	1,855,760	-	1,855,760
Inter-segment	-	1,248	6,017	7,265	(7,265)	-
Revenue	1,641,501	137,520	84,004	1,863,025	(7,265)	1,855,760
Cost of services	(558,931)	(46,512)	(27,168)	(632,611)	7,265	(625,346)
Gross profit	1,082,570	91,008	56,836	1,230,414	-	1,230,414
SG&A expenses						(541,318)
Allowance for expected credit losses						(33,053)
Other income						6,234
Other expenses						(4,522)
Operating income						657,755
Finance income						84,478
Finance expenses						(274,281)
Share of profit of equity-accounted investee, net of tax						7,876
Income before income taxes						475,828
Income taxes expenses						(42,250)
Net income						433,578

4.	Cash and cash equivalents

	June 30, 2026	December 31, 2025
	(unaudited)
Cash and bank deposits	16,301	15,470
Cash equivalents	990,189	1,109,911
	1,006,490	1,125,381

Cash equivalents correspond to investment funds and Bank Certificates of Deposit (CDB) with highly rated financial institutions, available for immediate use and have an insignificant risk of changes in value.

As of June 30, 2026, the average interest on these investments is equivalent to 101.1% of the CDI rate (December 31, 2025: 101.2%). Cash equivalents denominated in U.S. dollars totaled R$26,348 as of June 30, 2026 (December 31, 2025: R$23,422).

5.	Trade receivables

	June 30, 2026	December 31, 2025
	(unaudited)
Tuition fees	654,105	596,568
Educational content (i)	45,660	44,679
FIES (ii)	179,168	139,158

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Educational credits (iii)	36,681	33,399
Mobile app subscription (iv)	15,718	21,484
Other	23,829	17,226
	955,161	852,514
Allowance for expected credit losses	(102,457)	(100,156)
	852,704	752,358
Current	819,716	717,373
Non-current	32,988	34,985

(i) Related to trade receivables from sales of e-books and medical courses through the Continuing education’s platform.

(ii) Related to trade receivables from the FIES program, created by the Brazilian federal government to offer financing to low-income students enrolled in undergraduate programs in private higher education institutions.

(iii) Related to the financing programs offered by the Company’s subsidiaries to its students.

(iv) Related to trade receivables from mobile applications subscriptions for Medical practice solutions.

As of June 30, 2026 and December 31, 2025, the aging of trade receivables was as follows:

	June 30, 2026	December 31, 2025
	(unaudited)
Neither past due nor impaired	378,039	383,887
Past due:
1 to 30 days	155,938	128,785
31 to 90 days	197,099	165,512
91 to 180 days	134,802	102,369
More than 180 days	89,283	71,961
	955,161	852,514

The changes in the allowance for expected credit losses for the six-month periods ended June 30, 2026 and 2025, were as follows:

	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)
Opening balance	(100,156)	(71,477)
Additions	(38,088)	(33,053)
Write-offs	35,787	26,045
Closing balance	(102,457)	(78,485)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

6.	Related parties

The tables below summarize the balances and transactions with related parties:

	June 30, 2026	December 31, 2025
	(unaudited)
Assets
Trade receivables (i)	349	384
Right-of-use assets
RVL Esteves Gestão Imobiliária S.A.	163,599	170,562
UNIVAÇO Patrimonial Ltda.	16,717	17,553
IESVAP Patrimonial Ltda.	26,836	27,970
Other (ii)	533	-
	208,034	216,469
Current	882	-
Non-current	207,152	216,469

Liabilities
Lease liabilities
RVL Esteves Gestão Imobiliária S.A.	198,391	202,513
UNIVAÇO Patrimonial Ltda.	22,245	22,802
IESVAP Patrimonial Ltda.	34,831	35,475
	255,467	260,790
Current	10,130	9,447
Non-current	245,337	251,343

	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)
Income (expenses)
UEPC (i)	230	325
EMIVE Patrulha 24 horas Ltda. (iii)	(6)	(7)
Depreciation - Right-of-use assets
RVL Esteves Gestão Imobiliária S.A.	(6,522)	(5,842)
UNIVAÇO Patrimonial Ltda.	(836)	(791)
IESVAP Patrimonial Ltda.	(1,134)	(1,075)
Lease liabilities payments
RVL Esteves Gestão Imobiliária S.A.	(15,766)	(13,755)
UNIVAÇO Patrimonial Ltda.	(1,923)	(1,842)
IESVAP Patrimonial Ltda.	(2,776)	(2,659)
	(28,733)	(25,646)

(i) Refers to sales of educational content to UEPC.

(ii) Refers to expenses to be reimbursed by Bertelsmann.

(iii) Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.

Key management personnel compensation

Key management personnel compensation included in the Company’s unaudited interim condensed consolidated statements of income and other comprehensive income comprised the following:

	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)
Short-term employee benefits	18,594	18,125
Share-based compensation plans	13,055	9,056
	31,649	27,181

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social obligations, and other ordinary short-term employee benefits. The amounts disclosed in the table above are recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel. See Note 13 for additional information on the share-based compensation plans.

7.	Other assets

June 30, 2026	December 31, 2025
(unaudited)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Indemnification assets - Note 20	62,759	80,379
Advances	25,305	40,205
Judicial deposits	22,749	19,274
Prepaid expenses	40,908	18,070
Other FIES credits	6,899	6,866
Convertible loans from venture capital investments	14,244	13,240
Marisa Care investment (i)	3,408	-
Dividends	-	6,287
Other assets	5,386	4,106
	181,658	188,427
Current	65,509	62,947
Non-current	116,149	125,480

(i) Marisa Care investment

On May 29, 2026, the Company participated in a new financing round of Marisa Care, which resulted in: (i) the conversion into equity interest of the convertible loan previously classified as venture capital investments within Other assets; and (ii) an additional cash investment. Following the completion of the transaction, the Company obtained a 2.38% ownership interest in the investee's share capital.

This investment does not provide the Company with significant influence or control over the investee and is therefore accounted for as an equity instrument measured at fair value through profit or loss (FVTPL) in accordance with IFRS 9. Subsequent changes in fair value are recognized in profit or loss in the period in which they arise.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

8.	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The tables below summarize the financial information of the Company’s investment in UEPC:

	June 30, 2026	December 31, 2025
	(unaudited)
Current assets	35,816	27,686
Non-current assets	118,697	118,550
Current liabilities	(23,197)	(44,726)
Non-current liabilities	(92,053)	(90,394)
Equity	39,263	11,116
Company’s share in equity - 30%	11,779	3,335
Goodwill	43,183	43,183
Carrying amount of the investment	54,962	46,518

	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)
Revenue	92,033	83,404
Cost of services	(30,936)	(30,429)
Selling, general and administrative expenses	(21,524)	(20,067)
Allowance for expected credit losses	(1,199)	(1,009)
Other income	752	615
Other expenses	(3,765)	(3,652)
Net finance result	(3,374)	(1,157)
Income before income taxes	31,987	27,705
Income taxes expenses	(913)	(1,452)
Net income	31,074	26,253
Company’s share of profit, net of tax	9,322	7,876

The movements during the six-month periods ended June 30, 2026 and 2025 are shown below:

	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)
Opening balance	46,518	54,442
Share of profit, net of tax	9,322	7,876
Dividends received	(878)	(8,803)
Closing balance	54,962	53,515

The Company tests the recoverability of the carrying amount of the Company’s investment in UEPC at least annually. As of June 30, 2026 and December 31, 2025, no impairment had to be recognized.

9.	Property and equipment

The Company assesses at each reporting date whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no impairment indicatives of property and equipment as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025. The following table shows the balances and movements in property and equipment during the six-month periods ended June 30, 2026 and 2025.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
Cost
As of January 1, 2025	99,366	149,407	18,852	1,442	124,818	108,817	33,553	309,413	44,034	889,702
Additions	121	16,175	-	-	14,954	9,572	922	2,528	37,345	81,617
Write-off (i)	-	(114)	-	(319)	(637)	(739)	(80)	(177)	(6)	(2,072)
Transfer	8,546	-	-	-	809	(809)	-	37,730	(46,276)	-
As of June 30, 2025 (unaudited)	108,033	165,468	18,852	1,123	139,944	116,841	34,395	349,494	35,097	969,227

As of January 1, 2026	108,502	177,983	18,852	1,007	153,283	129,731	34,651	351,462	69,186	1,044,657
Additions	-	9,176	-	6	6,573	3,773	332	-	21,143	41,003
Write-off (i)	-	(389)	-	-	(1,267)	(813)	-	-	(33)	(2,502)
Transfer	2,514	27	-	-	-	-	-	72,438	(74,979)	-
As of June 30, 2026 (unaudited)	111,016	186,797	18,852	1,013	158,589	132,691	34,983	423,900	15,317	1,083,158

Depreciation
As of January 1, 2025	(13,962)	(45,110)	-	(137)	(28,080)	(41,495)	(21,710)	(80,726)	-	(231,220)
Depreciation	(2,586)	(9,847)	-	(155)	(7,440)	(9,131)	(1,538)	(24,587)	-	(55,284)
Write-off (i)	-	736	-	185	441	80	80	14	-	1,536
As of June 30, 2025 (unaudited)	(16,548)	(54,221)	-	(107)	(35,079)	(50,546)	(23,168)	(105,299)	-	(284,968)

As of January 1, 2026	(18,924)	(62,426)	-	(140)	(43,014)	(60,464)	(24,632)	(123,572)	-	(333,172)
Depreciation	(2,401)	(10,432)	-	(139)	(8,585)	(10,756)	(1,408)	(16,058)	-	(49,779)
Write-off (i)	-	114	-	-	588	715	-	-	-	1,417
As of June 30, 2026 (unaudited)	(21,325)	(72,744)	-	(279)	(51,011)	(70,505)	(26,040)	(139,630)	-	(381,534)

Net book value
As of June 30, 2026 (unaudited)	89,691	114,053	18,852	734	107,578	62,186	8,943	284,270	15,317	701,624
As of December 31, 2025	89,578	115,557	18,852	867	110,269	69,267	10,019	227,890	69,186	711,485

(i) Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10.	Intangible assets

	Goodwill	Licenses with indefinite useful life	Trademarks	Customer relationships	Software	Education content	Developed technology	Educational platform	Intangible in progress	Other	Total
Cost
As of January 1, 2025	1,526,733	3,360,786	182,060	612,827	95,953	108,269	102,523	134,820	27,473	1,055	6,152,499
Additions	-	99,629	-	-	-	9,863	5,467	10,462	18,034	-	143,455
Write-off	-	-	-	-	-	-	(1)	-	(80)	-	(81)
Transfer	-	-	-	-	27,464	-	-	-	(27,464)	-	-
As of June 30, 2025 (unaudited)	1,526,733	3,460,415	182,060	612,827	123,417	118,132	107,989	145,282	17,963	1,055	6,295,873

As of January 1, 2026	1,526,733	3,460,415	182,060	612,136	127,760	133,373	112,074	166,070	68,545	1,055	6,390,221
Additions	-	-	-	-	-	14,640	1,519	24,705	38,096	-	78,960
Write-off	-	-	-	-	-	(6)	(120)	-	-	-	(126)
Transfer	-	-	-	-	74,392	-	(2,638)	-	(71,754)	-	-
As of June 30, 2026 (unaudited)	1,526,733	3,460,415	182,060	612,136	202,152	148,007	110,835	190,775	34,887	1,055	6,469,055

Amortization
As of January 1, 2025	-	-	(38,544)	(384,684)	(41,758)	(60,700)	(42,635)	(51,099)	-	(290)	(619,710)
Amortization	-	-	(2,561)	(38,623)	(11,947)	(10,545)	(9,937)	(18,588)	-	(53)	(92,254)
As of June 30, 2025 (unaudited)	-	-	(41,105)	(423,307)	(53,705)	(71,245)	(52,572)	(69,687)	-	(343)	(711,964)

As of January 1, 2026	-	-	(43,671)	(458,862)	(66,877)	(81,482)	(59,376)	(91,577)	-	(396)	(802,241)
Amortization	-	-	(3,413)	(33,708)	(16,810)	(10,186)	(2,409)	(24,417)	-	(53)	(90,996)
Write-off	-	-	-	-	-	-	22	-	-	-	22
As of June 30, 2026 (unaudited)	-	-	(47,084)	(492,570)	(83,687)	(91,668)	(61,763)	(115,994)	-	(449)	(893,215)

Net book value
As of June 30, 2026 (unaudited)	1,526,733	3,460,415	134,976	119,566	118,465	56,339	49,072	74,781	34,887	606	5,575,840
As of December 31, 2025	1,526,733	3,460,415	138,389	153,274	60,883	51,891	52,698	74,493	68,545	659	5,587,980

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performs its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash-generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2025. There were no impairment indicatives of goodwill and intangible assets with indefinite lives as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025.

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

There were no impairment indicatives of intangible assets with finite useful lives as of and for the six-month period ended June 30, 2026 and for the year ended December 31, 2025.

11.	Financial assets and liabilities

11.1.	Financial assets

	June 30, 2026	December 31, 2025
At amortized cost	(unaudited)
Cash and cash equivalents	1,006,490	1,125,381
Trade receivables	852,704	752,358
Other FIES credits - Other assets	6,899	6,866
Dividends receivable - Other assets	-	6,287
	1,866,093	1,890,892
Current	1,826,206	1,849,041
Non-current	39,887	41,851

	June 30, 2026	December 31, 2025
At fair value	(unaudited)
Marisa Care investment - Other assets	3,408	-
	3,408	-
Current	-	-
Non-current	3,408	-

11.2.	Financial liabilities

	June 30, 2026	December 31, 2025
At amortized cost	(unaudited)
Trade payables	145,985	123,581
Loans and financing	2,047,895	2,054,267
Lease liabilities	1,070,292	1,065,746
Accounts payable to selling shareholders	31,230	115,447
Dividends payable	762	192
	3,296,164	3,359,233
Current	346,356	326,432
Non-current	2,949,808	3,032,801

	June 30, 2026	December 31, 2025
At fair value	(unaudited)
Accounts payable to selling shareholders (earn-outs)	-	3,337
Accounts payable to selling shareholders (Unidom)	321,318	321,813
	321,318	325,150
Current	40,165	24,421
Non-current	281,153	300,729

11.2.1.	Loans and financing

Financial institution	Currency	Interest rate	Maturity	June 30, 2026	December 31, 2025
(unaudited)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

FINEP	Brazilian real	TJLP p.y.	-	-	5,262
IFC	Brazilian real	CDI + 1.05% p.y.	April 2030	510,172	510,672
Commercial notes	Brazilian real	CDI + 0.70% p.y.	October 2028	512,475	512,678
Commercial notes	Brazilian real	CDI + 0.85% p.y.	October 2030	1,025,248	1,025,655
				2,047,895	2,054,267
Current				126,364	60,668
Non-current				1,921,531	1,993,599

11.2.2.	Leases

The Company has property lease contracts with maturities between one and 30 years. There are no contract modification, sublease or variable payments in the period. The remeasurements are related to index-based updates of the lease payments amounts.

The carrying amounts of right-of-use assets and lease liabilities as of June 30, 2026 and December 31, 2025 and the movements during the six-month periods ended June 30, 2026 and 2025 are shown below:

	Right-of-use assets		Lease liabilities
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Opening balance	896,758	842,219	1,065,746	978,336
Additions	3,501	33,730	3,501	33,730
Remeasurement	31,166	23,322	31,166	23,322
Depreciation expense	(42,870)	(38,915)	-	-
Interest expense	-	-	62,495	59,727
Payments of principal	-	-	(27,273)	(24,222)
Payments of interest	-	-	(64,366)	(58,793)
Write-off (i)	(975)	(1,000)	(977)	(1,009)
Closing balance	887,580	859,356	1,070,292	1,011,091

Balances:	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
	(unaudited)		(unaudited)
Current	-	-	57,630	55,772
Non-current	887,580	896,758	1,012,662	1,009,974

(i) Refers to early termination of lease contracts.

The Company recognized lease expenses from short-term leases and low-value assets of R$6,900 and R$6,187 for the six-month periods ended June 30, 2026 and 2025, respectively.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.3.	Accounts payable to selling shareholders

	Interest rate	June 30, 2026	December 31, 2025
		(unaudited)
Accounts payable at amortized cost (deferred consideration)
DelRey	Selic	-	71,604
FUNIC	CDI	31,230	43,843
Accounts payable at fair value (contingent consideration)
Shosp	-	-	454
CardioPapers	-	-	2,883
Unidom	CDI	321,318	321,813
		352,548	440,597
Current		55,780	110,640
Non-current		296,768	329,957

The movements during the six-month periods ended June 30, 2026 and 2025 are shown below:

	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)
Opening balance	440,597	530,772
Additions	-	40,000
Payments of principal	(81,675)	(81,463)
Payments of interest	(30,020)	(14,536)
Interest	2,737	10,659
Remeasurement of contingent consideration	20,909	20,681
Closing balance	352,548	506,113

11.3.	Fair values

The table below compares the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	June 30, 2026 (unaudited)		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Loans and financing	2,047,895	2,045,378	2,054,267	2,056,492
	2,047,895	2,045,378	2,054,267	2,056,492

The Company assessed that the fair values of cash and cash equivalents, trade receivables, other assets, trade payables and accounts payable to selling shareholders approximate their carrying amounts.

The financial instruments for which fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy from December 31, 2025 to June 30, 2026.

The fair value of interest-bearing loans and financing are determined by using the discounted cash flow (DCF) method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.4.	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders and trade payables. The main purpose of these financial liabilities is to finance the Company’s operations and expansion. The Company’s main financial assets include cash and cash equivalents and trade receivables.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives of capital management and counts on the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

11.4.1.	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of June 30, 2026.

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing and accounts payable to selling shareholders, with floating interest rates.

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	June 30, 2026	Index	Base rate
	(unaudited)
Cash equivalents	963,841	CDI	137,884
Loans and financing	(2,047,895)	CDI	(307,944)
Accounts payable to selling shareholders	(352,548)	CDI	(49,885)
Net exposure			(219,945)

	Increase in basis points
	+75	+150
Net effect on profit before tax	(10,775)	(21,549)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$26,348 as of June 30, 2026 (December 31, 2025: R$23,422).

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.1760 to U.S. dollar 1.00) as of June 30, 2026, with all other variables held constant.

	Exposure	+10%	-10%
Cash equivalents	26,348	2,635	(2,635)

11.4.2.	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 5 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The carrying amounts of its financial assets are the Company’s maximum exposure to credit risk for the components of the consolidated statements of financial position on June 30, 2026 and December 31, 2025.

11.4.3.	Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. To achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of June 30, 2026 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	145,985	-	-	-	145,985
Loans and financing	361,853	1,277,431	1,304,441	-	2,943,725
Lease liabilities	182,972	356,947	331,463	1,298,554	2,169,936
Accounts payable to selling shareholders	60,851	125,888	137,768	288,592	613,099
	751,661	1,760,266	1,773,672	1,587,146	5,872,745

As of December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	123,581	-	-	-	123,581
Loans and financing	308,292	1,360,411	1,473,733	-	3,142,436
Lease liabilities	178,638	347,847	331,019	1,342,713	2,200,217
Accounts payable to selling shareholders	126,307	131,446	185,821	502,355	945,929
	736,818	1,839,704	1,990,573	1,845,068	6,412,163

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.5.	Changes in liabilities arising from financing activities

	January 1, 2026	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	June 30, 2026
							(unaudited)
Loans and financing	2,054,267	(5,254)	(148,701)	-	146,018	1,565	2,047,895
Lease liabilities	1,065,746	(27,273)	(64,366)	34,667	62,495	(977)	1,070,292
Dividends payable	192	(314,882)	-	315,452	-	-	762
	3,120,205	(347,409)	(213,067)	350,119	208,513	588	3,118,949

	January 1, 2025	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	June 30, 2025
							(unaudited)
Loans and financing	2,195,161	(1,543)	(110,399)	-	127,273	3,475	2,213,967
Lease liabilities	978,336	(24,222)	(58,793)	57,052	59,727	(1,009)	1,011,091
Dividends payable	-	(138,479)	-	139,257	-	-	778
	3,173,497	(164,244)	(169,192)	196,309	187,000	2,466	3,225,836

The changes in equity arising from financing activities are disclosed in the consolidated statements of changes in equity.

12.	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

To achieve its overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial and non-financial covenants under the debentures and other loans and financing. Breaches in meeting the financial covenants would permit the bank to immediately call loans and financing. There have been no breaches of the financial and non-financial covenants of any loans and financing in the current period and previous years.

No changes were made in the objectives, policies or processes for managing capital during the six-month period ended June 30, 2026.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13.	Labor and social obligations

a) Variable compensation (bonuses)

The bonuses related to variable compensation of employees and management of R$35,031 and R$27,197 are recognized in cost of services and selling, general and administrative expenses in the consolidated statements of income and other comprehensive income for the six-month periods ended June 30, 2026 and 2025, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019, as amended, and granted to senior executives and other employees of the Company from that date.

During the six-month period ended June 30, 2026 the Company had the following grants of stock options to its executives:

June 30, 2026
(unaudited)
Amount	40,000
Exercise price at the measurement date	R$60.38
Dividend yield (%)	0%
Expected volatility (%)	28-39%
Risk-free interest rate (%)	13-15%
Expected life of stock options (years)	1-5
Share price at the measurement date	R$71.62
Valuation model	Binomial
Weighted average fair value at the measurement date	R$26.22

The table below presents the number and movements in stock options for the six-month periods ended June 30, 2026 and 2025:

	Weighted average exercise price (in Brazilian Reais)	Number of stock options
		June 30, 2026	June 30, 2025
		(unaudited)	(unaudited)
Outstanding at January 1	65.91	1,843,369	1,610,679
Granted	60.38	40,000	60,000
Exercised	62.55	(158,292)	(381,271)
Forfeited	72.82	(34,715)	(57,152)
Expired	63.18	(151,320)	(30,236)
Outstanding at June 30	62.76	1,539,042	1,202,020
Exercisable	63.02	559,522	358,270

The share-based compensation expenses of R$7,602 and R$5,410 are recognized in selling, general and administrative expenses in the consolidated statements of income and other comprehensive income for the six-month periods ended June 30, 2026 and 2025, respectively.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the Restricted Stock Units (RSU) program for its employees. The participant's right to effectively receive ownership of the restricted stock units will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

During the six-month period ended June 30, 2026 the Company had the following grants of RSUs to its executives:

June 30, 2026
(unaudited)
Amount	20,000
Weighted average fair value at the measurement date	R$71.62
Vesting period (years)	1-4

The table below presents the number and movements in RSUs for the six-month periods ended June 30, 2026 and 2025:

	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)
Outstanding at January 1	719,718	656,634
Granted	20,000	35,000
Exercised	(280,428)	(224,070)
Forfeited	-	(2,216)
Expired	(6,200)	(15,672)
Outstanding at June 30	453,090	449,676

Total RSU expenses of R$11,639 and R$7,110 are recognized in selling, general and administrative expenses in the consolidated statements of income and other comprehensive income for the six-month period ended June 30, 2026 and 2025, respectively. Labor and social obligations expenses were R$1,452 and R$3,000 for the six-month periods ended June 30, 2026 and 2025, respectively.

14.	Equity

Share capital

As of June 30, 2026 and December 31, 2025, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 55,148,697 class A common shares and 38,574,134 class B common shares. As of June 30, 2026 and December 31, 2025, the Company’s authorized capital was US$50 thousand divided into 1,000,000,000 shares of a nominal value of US$0.00005 each.

Dividends

In the six-month period ended June 30, 2026, CCSI and IESVAP approved the payment of dividends of R$35,371, which R$27,296 was distributed to the Company and R$8,075 to non-controlling shareholders (June 30 2025: R$42,088, which R$32,615 was distributed to the Company and R$9,473 to non-controlling shareholders).

On March 12, 2026, the Company’s Board of Directors approved a dividend distribution in the amount of R$307,377, representing 40% of the Company’s consolidated net income for the year ended December 31, 2025 and a dividend per share of R$3.446838, paid in U.S. dollars on April 6, 2026, to the shareholders on record as of the close of business on March 25, 2026, at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2026.

Treasury shares

On August 13, 2025, the Company’s board of directors approved a new share repurchase program. Under the share repurchase program, Afya may repurchase up to 4,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning from August 15, 2025

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions. During the six-month period June 30, 2026, the Company’s cash outflow was R$133,011.

The table below illustrates the number and movements in treasury shares during the six-month periods ended June 30, 2026 and 2025:

	Number of treasury shares	Average price (in Brazilian Reais)

Outstanding at January 1, 2025	3,455,538	79.28
Delivered under the share-based compensation plans	(543,722)	79.28
Outstanding at June 30, 2025 (unaudited)	2,911,816	79.28

Outstanding at January 1, 2026	3,855,150	79.52
Repurchased	1,751,067	75,96
Delivered under the share-based compensation plans	(361,602)	78,67
Outstanding at June 30, 2026 (unaudited)	5,244,615	78,39

15.	Earnings per share

The table below presents the basic and diluted earnings per share calculations:

	Three-month period ended		Six-month period ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Numerator	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to the owners of the Company	197,118	172,332	454,137	424,331
Denominator
Weighted average number of outstanding shares	88,857,200	90,523,294	89,113,348	90,402,759
Effects of dilution from stock options and restricted stock units	442,124	962,514	559,979	1,020,927
Weighted average number of outstanding shares adjusted for the effect of dilution	89,299,324	91,485,808	89,673,327	91,423,686

Basic earnings per share (R$)	2.22	1.90	5.10	4.69
Diluted earnings per share (R$)	2.21	1.88	5.06	4.64

16.	Revenue

	Three-month period ended		Six-month period ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tuition fees	1,301,737	1,166,639	2,606,431	2,332,390
Other	71,714	80,412	163,794	161,895
Deductions
Discount and scholarships	(220,414)	(167,881)	(434,956)	(328,343)
Returns	(12,221)	(8,157)	(19,871)	(13,954)
Taxes	(52,310)	(48,212)	(104,555)	(97,041)
PROUNI	(116,409)	(103,401)	(226,034)	(199,187)
	972,097	919,400	1,984,809	1,855,760
Timing of revenue recognition
Transferred over time	963,650	898,924	1,953,092	1,813,323
Transferred at a point in time	8,447	20,476	31,717	42,437

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the contributions Social Integration Program (Programa de Integração Social, or PIS) and the Social Contribution on Revenue (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The tables below present the revenue for the Company’s operating segments for the six-month periods ended June 30, 2026 and 2025.

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	June 30, 2026
					(unaudited)
Types of services or goods	1,762,181	143,854	85,294	(6,520)	1,984,809

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Tuition fees	1,753,796	98,857	-	-	1,852,653
Other	8,385	44,997	85,294	(6,520)	132,156

Timing of revenue recognition	1,762,181	143,854	85,294	(6,520)	1,984,809
Transferred over time	1,753,796	120,522	85,294	(6,520)	1,953,092
Transferred at a point in time	8,385	23,332	-	-	31,717

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	June 30, 2025
					(unaudited)
Types of services or goods	1,641,501	137,520	84,004	(7,265)	1,855,760
Tuition fees	1,633,591	89,925	-	(7,265)	1,723,516
Other	7,910	47,595	84,004	-	132,244

Timing of revenue recognition	1,641,501	137,520	84,004	(7,265)	1,855,760
Transferred over time	1,633,591	105,062	81,935	(7,265)	1,813,323
Transferred at a point in time	7,910	32,458	2,069	-	42,437

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

17.	Costs and expenses by nature

	Three-month period ended		Six-month period ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Payroll (i)	(394,892)	(358,606)	(739,324)	(668,039)
Hospital and medical agreements	(25,493)	(17,933)	(43,171)	(36,569)
Depreciation and amortization	(90,568)	(94,698)	(183,645)	(186,453)
Lease expenses	(3,613)	(3,629)	(6,900)	(6,187)
Utilities	(6,973)	(7,021)	(12,260)	(12,431)
Maintenance	(33,814)	(33,437)	(62,707)	(65,137)
Share-based compensation	(8,092)	(5,557)	(19,241)	(12,520)
Tax expenses	(3,579)	(2,409)	(6,739)	(5,653)
Sales and marketing	(27,679)	(27,299)	(55,195)	(48,126)
Allowance for expected credit losses	(20,245)	(16,495)	(38,088)	(33,053)
Travel expenses	(5,700)	(6,117)	(10,218)	(10,941)
Consulting fees	(8,012)	(8,369)	(15,373)	(14,702)
Other	(51,311)	(54,008)	(107,263)	(99,906)
	(679,971)	(635,578)	(1,300,124)	(1,199,717)
Cost of services	(373,387)	(342,707)	(688,036)	(625,346)
Selling, general and administrative expenses	(286,339)	(276,376)	(574,000)	(541,318)
Allowance for expected credit losses	(20,245)	(16,495)	(38,088)	(33,053)

(i) Includes the costs of pedagogical services related to the practicing physician who provides practical training and supervision to medical students (preceptors).

18.	Finance result

	Three-month period ended		Six-month period ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Financial income from cash equivalents	27,841	29,264	65,728	56,815
Interest earned	10,017	10,210	23,564	24,742
Other	3,219	1,523	5,082	2,921
Finance income	41,077	40,997	94,374	84,478

Interest expense	(82,769)	(81,674)	(169,664)	(158,613)
Interest expense on lease liabilities	(32,284)	(30,164)	(62,495)	(59,727)
Interest on educational financing programs	(4,048)	(2,128)	(15,657)	(13,101)
Financial discounts	(11,601)	(13,882)	(22,717)	(26,418)
Bank fees	(1,233)	(668)	(2,693)	(1,795)
Exchange variance	(2,158)	(1,747)	(3,737)	(2,336)
Other	(5,923)	(5,543)	(10,700)	(12,291)
Finance expenses	(140,016)	(135,806)	(287,663)	(274,281)

Net finance result	(98,939)	(94,809)	(193,289)	(189,803)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

19.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis, except by the requirements of the Pillar Two global minimum tax.

Income taxes expenses

The Company calculates the income taxes expenses using the tax rate that would be applicable to the expected total annual earnings, including the effects of the OECD’s Pillar Two global minimum tax.

The table below presents the reconciliation of income taxes expenses for the six-month periods ended June 30, 2026 and 2025:

	Three-month period ended		Six-month period ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income before income taxes	203,278	194,010	507,495	475,828
Statutory income taxes rate	34%	34%	34%	34%
Income taxes at statutory rate	(69,114)	(65,963)	(172,548)	(161,782)

Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(3,401)	(9,083)	(7,543)	(17,878)
PROUNI - Fiscal incentive (i)	115,449	112,049	256,715	243,479
Share of profit of equity-accounted investee, net of tax	1,481	-	3,170	-
Unrecognized deferred taxes assets on tax losses and temporary differences	(43,015)	(20,528)	(92,253)	(52,289)
Presumed profit income taxes regime effect	-	(116)	-	(305)
Permanent adjustments:
Gifts	(241)	(531)	(1,551)	(690)
Sponsorship	(343)	(267)	(568)	(537)
Other	(313)	(436)	(1,072)	(815)
Pillar Two (ii)	(4,088)	(33,437)	(30,446)	(56,649)
Other	1,601	844	1,658	5,216
Income taxes expenses	(1,984)	(17,468)	(44,438)	(42,250)
Current	(4,607)	(35,635)	(39,185)	(67,563)
Deferred	2,623	18,167	(5,253)	25,313
Effective rate	1.0%	9.0%	8.8%	8.9%

(i) The Company adhered to PROUNI, established by Law 11,096/2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by this Law.

(ii) The Company is subject to the Pillar Two global minimum tax rules (OECD/G20), as implemented in Brazil through the Additional Social Contribution (QDMTT) under Law No. 15,079/2024 and Normative Instructions RFB No. 2,228/2024, 2,319/2026 and 2,329/2026. During 2026, the Company recognized a provision of R$50,012 for the Additional Social Contribution, recorded within income taxes payable. The Pillar Two current tax expense recognized in the period amounted to R$30,446, net of provisions of the GloBE rules applicable to the Brazilian jurisdiction. The liability related to fiscal year 2025, in the amount of R$89,892, was fully settled on July 31, 2026.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

The table below shows the balances of deferred tax assets and liabilities as of June 30, 2026 and December 31, 2025:

	December 31, 2025	Additions (i)	June 30, 2026
			(unaudited)
Deferred tax assets
Tax losses carry forward	1,703	(1,609)	94
Temporary differences:
Allowance for expected credit losses	1,196	(278)	918
IFRS 16 - Leases:
Right-of-use assets	56,180	(25,110)	31,070
Lease liabilities	(47,232)	21,452	(25,780)
Provision for profit sharing	2,047	(1,738)	309
Provision for legal proceedings and contingencies	7,672	522	8,194
Amortization of intangible assets	44,486	(44,428)	58
Other	67	(86)	(19)
	66,119	(51,275)	14,844
Deferred tax liabilities
Tax benefit from tax deductible goodwill	(25,293)	23,870	(1,423)
Fair value remeasurements on business combinations	(28,274)	22,152	(6,122)
	(53,567)	46,022	(7,545)
Deferred tax assets (liabilities), net	12,552	(5,253)	7,299

(i) Recognized in the consolidated statements of income and other comprehensive income.

The deferred tax assets were limited to the expected amount to be recovered, with the corresponding impact recognized in the consolidated statements of income and other comprehensive income.

As of June 30, 2026, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,848,394 of tax-basis (June 30, 2025: R$1,431,148) which does not have expectations of future taxable income that could support the recognition as deferred tax assets, except for R$253,178 of tax basis from temporary differences recognized as deferred tax assets as result of expected future taxable income (June 30, 2025: R$74,451).

20.	Legal proceedings and contingencies

The provisions related to labor, civil and tax proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2025	31,455	25,140	56,926	113,521
Additions	7,469	4,495	4,150	16,114
Payments	(1,756)	(1,535)	-	(3,291)
Reversals (i)	(2,236)	(2,110)	(4,226)	(8,572)
Balances as of June 30, 2025 (unaudited)	34,932	25,990	56,850	117,772

Balances as of January 1, 2026	43,729	28,044	56,447	128,220
Additions	6,725	4,627	3,821	15,173
Payments	(1,680)	(1,659)	(108)	(3,447)
Reversals (i)	(3,206)	(20,186)	(103)	(23,495)
Balances as of June 30, 2026 (unaudited)	45,568	10,826	60,057	116,451

(i) Includes the reversals of provision for legal proceedings with corresponding indemnification asset.

The major labor proceedings to which the Company is a party were filed by former employees or outsourced service providers seeking enforcement of labor rights allegedly not provided by the Company. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tax claims to which the Company is party are mostly tax foreclosures filed by the Brazilian federal and municipal tax authorities.

There are other civil, labor and tax proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	June 30, 2026	December 31, 2025
	(unaudited)
Labor	37,140	36,818
Civil	56,156	59,145
Taxes	30,956	30,530
	124,252	126,493

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Considering that the provisions for legal proceedings that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities. Therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$62,759 (December 31, 2025: R$80,379) is presented in non-current other assets.

21.	Non-cash transactions

During the six-month periods ended June 30, 2026 and 2025, the Company carried out non-cash transactions which are not reflected in the consolidated statements of cash flows. The main non-cash transactions are as follows:

	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)
Additions and remeasurements of right-of-use assets and lease liabilities	34,667	57,052
Additions (reversals) of provision for legal proceedings with corresponding indemnification asset, net	(17,620)	(1,595)
Accounts payable to selling shareholders from FUNIC’s acquisition	-	40,000
Dividends payable	762	778